04034399

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 33-28520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ferro Corporation Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

JUN 29 2004

REQUIRED INFORMATION

Financial Statements:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1. Consent of Independent Accountants on Form S-8

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Savings and Stock Ownership Plan

DATE: 6/25/04

By: Anne M. Granchi

Anne M. Granchi
Director, Compensation and Benefits
Ferro Corporation
Plan Administrator

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 33-28520) on Form S-8 of Ferro Corporation of our report dated June 9, 2004 relating to the statement of net assets available for benefits of Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which appears in the December 31, 2003 annual report on Form 11-K of Ferro Corporation.

Saltz, Shamis & Goldfarb

Cleveland, Ohio
June 25, 2004

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 33-28520) on Form S-8 of Ferro Corporation of our report dated June 16, 2003, except for note 7 for which the date is August 25, 2003, relating to the statement of assets available for plan benefits of Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2002, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002, which appears in the December 31, 2003 annual report on Form 11-K of Ferro Corporation.

KPMG LLP

Cleveland, Ohio
June 25, 2004

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

All Schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

Saltz Shamis & Goldfarb

Certified Public Accountants

a division of

SS&G Financial Services

Cleveland Office

32125 Solon Road

Suite 200

Cleveland, Ohio 44139

(440) 248-8787

fax (440) 248-0841

www.SSandG.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Stock Ownership Plan Committee
Ferro Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Ferro Corporation Savings and Stock Ownership Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Ferro Corporation Savings and Stock Ownership Plan as of and for the year ended December 31, 2002 were audited by other auditors whose report dated June 16, 2003 (except for Note 7, for which the date was August 25, 2003) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Saltz, Shamis, & Goldfarb

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
June 9, 2004

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
	2003	2002
ASSETS		
Investments, at fair value:		
Master Trust		
Investment in Master Trust	**$ 70,729,417**	$ 164,293,263
Receivable pending sales of investments	**112,289,798**	-
Cash	**-**	678,250
Participant loans receivable	**6,154,090**	6,520,170
	189,173,305	171,491,683
Employer contributions receivable	**13,669**	-
Dividends receivable	**489,731**	248,374
Dividends payable to participants	**(200,452)**	-
NET ASSETS AVAILABLE FOR BENEFITS	**$ 189,476,253**	$ 171,740,057

See accompanying notes to financial statements.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,	
	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest	$ **375,441**	$ 466,666
Dividends	**5,122,911**	5,542,801
Net appreciation (depreciation) in fair value of investments	**21,332,559**	(19,401,213)
Total investment income (loss)	**26,830,911**	(13,391,746)
Contributions		
Employer	**4,412,739**	4,755,982
Participants	**9,043,132**	9,925,628
Rollover	**530,693**	165,067
Total contributions	**13,986,564**	14,846,677
Total additions, net	**40,817,475**	1,454,931
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants:		
Cash	**21,580,588**	22,645,158
Ferro Corporation common stock	**1,186,591**	570,946
Total distributions to participants	**22,767,179**	23,216,104
Administrative fees	**314,100**	351,559
Total deductions	**23,081,279**	23,567,663
Net increase (decrease)	**17,736,196**	(22,112,732)
Net assets available for benefits:		
Beginning of year	**171,740,057**	193,852,789
End of year	$ **189,476,253**	$ 171,740,057

See accompanying notes to financial statements.

NOTE A - Description of the plan

The following is a brief description of the Ferro Corporation Savings and Stock Ownership Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Ferro Corporation Investment Savings Plan was amended and renamed the Ferro Corporation Savings and Stock Ownership Plan on April 24, 1989, to reflect the addition of an employee stock ownership plan (ESOP) and to amend certain provisions of the savings plan portion of the Plan. The Plan was further amended on July 1, 1999, resulting in several changes including the establishment of a Master Trust.

The Plan was amended January 1, 2002 for GUST and EGTRRA. Additional plan amendments were made on March 15, 2002, October 1, 2002, and April 3, 2003.

The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have completed three months of service and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective September 1, 2001, the Company acquired certain businesses of dmc^2 (Degussa Metals Catalysts Cerdec) from OM Group. Certain assets were transferred from the dmc ^{2} Degussa Metals Catalysts Cerdec Corporation Savings and Investment Plan into the Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2001.

Contributions
The Plan allows participants to make pretax contributions of up to 40% of eligible compensation, subject to certain limitations.

Pretax contributions made to the Plan are matched by the Company at 100% of pretax contributions attributable to the first 2% of an employee's eligible compensation, and at 50% of the pretax contributions in excess of the first 2% and up to 8%. All matching contributions are invested in the same manner as other employee contributions.

The Plan also provides participants with a method of withholding up to 40% of their after-tax compensation and, in certain situations, provides a method of investing qualified rollover contributions in any of the investment funds. Maximum pretax and after-tax combined contributions cannot exceed 40%. No matching contributions are made with respect to after-tax contributions.

Beginning in 2002, $1,000 of catch-up contributions ($2,000 in 2003) can be made by participants who will be age 50 by December 31, 2002. Participants must maximize contributions under the Plan in order to be eligible for catch-up contributions (either by contributing 40% or by reaching the pretax IRS $11,000 limit in 2002 or $12,000 in 2003).

NOTE A - Description of the plan

Forfeitures
Forfeiture of the nonvested portion of the Company's matching contribution is recognized as a reduction of the Company's matching contribution. The total amount of forfeitures that was used to reduce future employer contributions was $91,546 and $160,919 for the years ended December 31, 2003 and 2002, respectively.

Investment funds
During 2003 and 2002, Plan assets were invested in eleven investment portfolios offered under the Ferro Corporation Defined Contribution Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust is comprised of eleven investment funds, each with varying degrees of risk. The participants may allocate contributions among the funds and, at their discretion, change the allocation percentages at any time, with the exception that they may not transfer funds into the Convertible Preferred Stock Fund.

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock (Common Stock) and convertible preferred stock (Convertible Preferred Stock). The objective is being a shareholder in the Company and producing long-term growth and current income.

The *Stable Income Fund* is comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective is to provide steady rates of return.

The *Equity Index Fund* is comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective is to produce long-term growth.

The *Capital Appreciation* Fund is comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invests in stocks of small to mid-sized companies to produce long-term growth.

The *Conservative Growth Fund* is comprised primarily of the Vanguard LifeStrategy Conservative Growth Fund, a trade mutual fund. The Fund seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The *Moderate Growth Fund* is comprised principally of the Vanguard LifeStrategy Moderate Growth Fund, a traded mutual fund. The Fund seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* is comprised primarily of the Vanguard LifeStrategy Growth Fund, a traded mutual fund. The Fund seeks long-term growth of capital and income by investing in four Vanguard funds.

NOTE A - Description of the plan

Investment funds
The *International Fund* is comprised primarily of the Putnam International Growth Cl A Fund, a traded mutual fund. The Fund seeks the growth of capital through investments in the stocks of companies located outside of the United States.

The *Small Cap Fund* is comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invests in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* is comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invests in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* is comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invests in bonds with the objective of providing steady rates of return.

Vesting
Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's matching contributions are vested at a rate of 20% per year of service. Participants who were previously in the dmc[2] Degussa Metals Catalysts Cerdec Corporation Savings and Investment Plan have grandfathered provisions that enable certain prior assets to vest at a rate of 33 1/3% per year of service. Upon death or permanent disability, participants' interests in employer contributions become fully vested.

Payment of benefits
Upon termination of service, the vested amount of the Company's matching contributions and earnings thereon are paid at the election of the participant in shares of Common Stock or in cash. Participants receive their voluntary contributions and earnings thereon in a single lump-sum cash payment, unless participants invest in the Company Stock Fund. Contributions in this fund may be paid in the form of Common Stock or cash at the participant's election.

Withdrawals
Aside from normal retirement distributions and withdrawals after age 59-1/2, pretax savings may be withdrawn only for reasons of extreme financial hardship, as defined under federal law. After-tax savings may be withdrawn at any time and for any reason.

Conversion rights
The trustee of the ESOP is entitled, at any time, to cause any or all Company Convertible Preferred Stock to be converted into shares of Common Stock at a conversion rate of 2.5988 shares of Common Stock for each share of Preferred Stock.

NOTE A - Description of the plan

Participant loans
Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company matching contributions) or (b) 100% of the value of their pretax, after-tax, and rollover contribution accounts. Loans made to participants may not exceed $50,000 reduced by the amount of the highest outstanding loan balance they have had during the preceding 12 months. Loans may be made for any reason while employed at Ferro. An employee can only have a maximum of two outstanding loans at one time. Except for loans used to acquire a new principal residence, loans must be repaid within 5 years through payroll withholdings at fixed dollar levels. The interest rates are based on the prime rate in effect on the date of the loan origination and range from 4.75% to 11.00%.

Plan expenses
During 2003 and 2002, the administrative expenses, certain legal expenses, investment transfer fees, brokerage fees transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. Audit fees and miscellaneous legal expenses were paid by the Company.

NOTE B - Summary of significant accounting policies

Basis of presentation
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investments
Investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and the Bond Fund are held in trust by Mellon Bank, N.A., the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund is also held in trust by the Trustee and is represented by units in the Amvescap Stable Value Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund is valued at the underlying contract value as such contracts are fully benefit-responsive. Participant loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Company Convertible Preferred Stock dividends and Company Common Stock dividends are paid to the participant directly through the Plan or reinvested in the Plan.

NOTE B - Summary of significant accounting policies

Investments
The Preferred Stock is valued at the conversion price which is based on 2.5988 shares of Common Stock for each share of Preferred Stock.

At December 31, 2003 and 2002 all of the Plan's assets (excluding participant loans) were in the Master Trust, which was established for the investment of assets of the Plan and the Ferro Corporation Bargaining Unit 401(k) plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust were held by the Trustee. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 98.1% and 98.5%, respectively. Investment income, investment expenses, administrative expenses, and appreciation (depreciation) in fair value relating to the Master Trust are allocated to the individual plan's total assets.

At December 31, 2003, the specific investments previously held by the Master Trust were liquidated, with the exception of the Company common stock and the Company convertible preferred stock, in preparation for the transfer of funds to J.P. Morgan in January 2004.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications
Certain 2002 amounts have been reclassified to conform to 2003 presentation.

NOTE C - Investments

The following table presents the fair value of the Master Trust at December 31, 2003 and 2002 (excluding participant loans):

	2003	2002
Receivable pending sale of investments	$ 115,468,112	$ -
Dividends receivable	109,309	-
Mutual funds:		
Amvescap Stable Value Fund	-	31,954,388
PIMCO Mid Cap Growth Institutional Fund	-	8,005,831
Vanguard Institutional Index Fund	-	27,039,672
AXP Bond Fund	-	6,563,790
SAFECO Growth Opportunities A Fund	-	3,125,557
Janus Worldwide Fund	-	3,491,484
Putnam International Growth C1 A Fund	-	851,892
Vanguard Conservative Growth Fund	-	1,122,394
Vanguard Growth Fund	-	1,002,081
Vanguard Moderate Growth Fund	-	9,789,640
Interest-bearing cash*	949,536	340,392
Company Common Stock*	27,377,659	28,165,616
Company Convertible Preferred Stock*	42,671,393	45,295,453
	$ 186,576,009	$ 166,748,190

* A portion of the Company Convertible Preferred Stock, Company Common Stock, and interest-bearing cash was nonparticipant-directed at December 31, 2002, while these were entirely participant-directed at December 31, 2003.

The following table presents investment gain (loss) on investments in the Master Trust for the years ended December 31, 2003 and 2002:

	2003	2002
Dividends and interest	$ 5,573,841	$ 5,600,642
Net depreciation in fair value of investments:		
Mutual Funds	15,063,009	(16,077,174)
Company Common Stock	5,423,437	(1,817,392)
Company Convertible Preferred Stock	1,012,728	(1,900,793)
Net investment gain (loss)	$ 27,073,015	$ (14,194,717)

NOTE C - Investments

Nonparticipant-directed investments

During 2002, the Company began allowing the participants to have partial control over the funds that had previously been entirely nonparticipant-directed investments. As of April 2003, the participants now have total control over all amounts that had previously been nonparticipant-directed.

Information about the net assets of the Master Trust and significant components of changes in net assets during 2002 relating to the nonparticipant-directed investments for the Plan is as follows:

	December 31, 2002
Net assets:	
Convertible Preferred Stock	$ 45,295,453
Common Stock	28,135,431
Interest-bearing cash	335,967
Total net assets	$ 73,766,851

	Year Ended December 31, 2002
Beginning net assets	$ 88,788,036
Changes in net assets:	
Contributions	8,985,722
Dividends and interest	3,079,465
Net depreciation	(3,966,031)
Benefits paid to participants	(3,422,049)
Transfers to participant-directed investments	(19,698,292)
Net decrease in net assets	(15,021,185)
Ending net assets	$ 73,766,851

NOTE D - Plan termination

Ferro Corporation has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's matching contributions.

NOTE E - Federal income taxes

The plan obtained its latest determination letter on January 9, 2004, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.